Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Warrior Met Coal, Inc. for the registration of Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock, Rights, Depositary Shares, Warrants, and Purchase Contracts and to the incorporation by reference therein of our reports dated February 22, 2022, with respect to the consolidated financial statements of Warrior Met Coal, Inc., and the effectiveness of internal control over financial reporting of Warrior Met Coal, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Birmingham, Alabama
September 30, 2022